SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated May 22, 2007 regarding the registrant’s payment of a special dividend.

1.2	Press release dated May 22, 2007 regarding the registrant’s payment of a special dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

PAYMENT OF SPECIAL DIVIDEND

Following completion of the Transaction with Vodafone on 8 May 2007, the Board today declared a special cash dividend of HK$6.75 per Share (or approximately US$12.94 per ADS, subject to applicable exchange rates at the time of payment) and that the Transaction Special Dividend will be payable on Friday, 29 June 2007 to those persons registered as Shareholders on Friday, 8 June 2007 and to those persons registered as holding ADSs on Tuesday, 5 June 2007.

The Board also announced book close on Thursday and Friday, 7 and 8 June 2007 in order to ascertain the entitlement of Shareholders and ADS holders to the Transaction Special Dividend.

Shares will be quoted ex-dividend on the Stock Exchange on Tuesday, 5 June 2007 and ADSs will be quoted ex-dividend on the New York Stock Exchange on Friday, 1 June 2007 (New York time).

Reference is made to the Company’s announcement dated 12 February 2007, 21 February 2007, 22 February 2007, 7 March 2007, 9 March 2007, 15 March 2007, and 8 May 2007 respectively (together the “Announcements”), and the respective circulars to Shareholders dated 21 February 2007 and 4 April 2007 with respect to the Transaction with Vodafone.

Terms defined in the Announcements shall have the same meanings when used herein unless the context otherwise requires.

TRANSACTION SPECIAL DIVIDEND

Following completion of the Transaction with Vodafone on 8 May 2007, the Directors are pleased to announce that the Board today declared a special cash dividend of HK$6.75 per Share (or approximately US$12.94 per ADS, subject to the applicable exchange rates at the time of payment) (the “Transaction Special Dividend”) to be distributed from the proceeds of the Transaction received by the Company on 8 May 2007. As at the date of this announcement, the aggregate number of Shares in issue and to be issued from share options exercised were 4,775,112,876 . The total distribution for the Transaction Special Dividend is approximately HK$32,230 million (or approximately US$4,120 million), representing approximately 46% of the estimated before tax gain of approximately US$9,000 million (approximately HK$70,000 million) expected to be realised by the Group after taking into account the Settlement Amount paid or payable to ECIL pursuant to the Settlement Agreement as previously announced, the Retention Amount, interest on the Consideration and transaction costs and expenses.

Shareholders whose names appear on the principal register of members of the Company in Cayman Islands or branch register of members of the Company in Hong Kong on Friday, 8 June 2007, and persons registered as holding ADSs on Tuesday, 5 June 2007, are entitled to receive the Transaction Special Dividend payable on or about Friday, 29 June 2007.

The Shares will be quoted ex-dividend on the Stock Exchange on Tuesday, 5 June 2007 and the ADSs will be quoted ex-dividend on the New York Stock Exchange on Friday, 1 June 2007 (New York time).

The Company will announce on Monday, 25 June 2007 the forward Hong Kong dollars to United States dollars exchange rate to Friday, 29 June 2007, the proposed date for payment of the Transaction Special Dividend.

FORM OF ELECTION

Shareholders may elect to receive the Transaction Special Dividend in currency of either Hong Kong dollars or United States dollars. A form of election giving further details of the arrangement is expected to be despatched to Shareholders on or about Tuesday, 12 June 2007 and the last day for election to receive the Transaction Special Dividend in United States dollars is Friday, 22 June 2007. Any Shareholder who does not make an election in the manner prescribed will automatically receive the Transaction Special Dividend in Hong Kong dollars. ADS holders will receive the Transaction Special Dividend in United States dollars and may not elect to receive Hong Kong dollars.

CLOSURE OF REGISTER OF MEMBERS

To ascertain the entitlement of Shareholders and ADS holders to the Transaction Special Dividend, the branch register of members of the Company in Hong Kong will be closed from Thursday, 7 June 2007 to Friday, 8 June 2007, both days inclusive, during which period no transfer of Shares, exchange of Shares into ADSs or ADSs into Shares will be registered. To qualify for the Transaction Special Dividend, Shareholders should ensure that all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Wednesday, 6 June 2007.

Any person who has acquired Shares registered on the Cayman Islands Principal Register of Shareholders who has not lodged the share transfer with the Cayman Islands Principal Registrar should do so before 4:30 p.m. on Wednesday, 6 June 2007 in order to receive the Transaction Special Dividend.

Any person who has acquired ADSs but has not lodged the transfer documentation with the depositary should do so before 4 p.m. on Tuesday, 5 June 2007 (New York time) in order to receive the Transaction Special Dividend.

ADJUSTMENT OF SHARE OPTIONS EXERCISE PRICE

The Company will announce after the date of payment of the Transaction Special Dividend, the number of Share Options outstanding and unvested as at such date and the exercise price of such Share Options as adjusted by the payment of the Transaction Special Dividend in the manner approved by the Shareholders at the Second EGM held on 8 May 2007.

For the purpose of this announcement and for reference only, the exchange rate of US$1.00 to HK$7.8214 is adopted.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY
Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Michael John O’CONNOR	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. Martin Wolfgang MICHLMAYR (Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)

For the purpose of this announcement, and unless otherwise specified, references to times of day are to Hong Kong.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 22 May 2007

Exhibit 1.2

Hutchison Telecom declares special dividend of HK$6.75 per share payable on 29 June 2007

HONG KONG, 22 May 2007 - Hutchison Telecommunications International Limited (“Hutchison Telecom”, the “Company”, SEHK: 2332, NYSE: HTX) today announced its board of directors has declared a special cash dividend of HK$6.75 per share or approximately US$12.94 per ADS*, payable on 29 June 2007 to shareholders of record on 8 June 2007 and ADS holders of record on 5 June 2007.

The special cash dividend will be distributed from the proceeds of the transaction with Vodafone completed on 8 May 2007. The Company will distribute a total of approximately HK$32,230 million (approximately US$4,120 million).

Shareholders may elect to receive the special cash dividend in either Hong Kong dollars or United States dollars. An election form containing further details is expected to be dispatched to shareholders on or about 12 June 2007. ADS holders will receive the special cash dividend in United States dollars only.

Hutchison Telecom’s shares will be quoted ex-dividend on the Stock Exchange of Hong Kong on 5 June 2007 while the ADSs will be quoted ex-dividend on the New York Stock Exchange on 1 June 2007 (New York time).

The branch register of members of Hutchison Telecom in Hong Kong will be closed on 7 June 2007 and 8 June 2007, during which period no transfer of shares, exchange of shares into ADSs or ADSs into shares will be registered.

* The Company will announce on 25 June 2007 the forward Hong Kong dollars to United States dollars exchange rate to 29 June 2007, the proposed date for payment of the special cash dividend.

- End -

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Group”) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunications services in Hong Kong, and operates mobile telecommunications services in Macau, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”.

Hutchison Telecom is a listed company with American depositary shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332”. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information, see www.htil.com.

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